                                                                  EXHIBIT 4.4



ARICO AMERICA REALESTATE INVESTMENT COMPANY



July 10, 1995


Deutsche Bank AG
Taunusanlage 12
60325 Frankfurt am Main


                 7% Cumulative Convertible Preferred Stock


Dear Sirs,

          In connection with the proposed purchase by you of $50,000,000 of our newly issued 7% Cumulative Convertible Preferred Stock, we confirm our understanding with you as follows:

     1. We agree to issue and you agree to purchase 3,030,303 shares of the 7% Preferred Stock at a price of US$ 16.50 per share. The settlement date for such purchase shall be on August 4, 1995, or on such date as we may agree, and the settlement shall take place at such place as we may agree.

     2. You confirm that you understand that neither the 7% Preferred Stock nor the Common Stock issuable upon conversion thereof has been registered under the U.S. Securities Act of 1933 and thus any subsequent transfers thereof may be subject to certain restrictions and conditions and that share certificates which you receive may bear an appropriate legend. You agree that prior to any sale of any shares of the 7% Preferred
Stock or any shares of Common Stock issued upon conversion thereof, you will give written notice to the Company of your intentions.

     3. If at any time after one year following a registered initial public offering in the U.S. by the Company, you shall notify the Company in writing that you intend to offer or cause to be offered for sale your shares of the 7% Preferred Stock and/or shares of Common Stock issued upon conversion of the 7% Preferred Stock and shall request the Company to cause such securities to be registered under the U.S. Securities Act 1933, the Company will use its best efforts to cause such securities to be so registered if counsel for the Company shall deem such registration necessary or advisable; all provided that you hold and intend to offer for public sale not less than a total of 1,500,000 shares of 7% Preferred Stock and/or shares of Common Stock issued upon conversion thereof in any combination. In no event shall the Company be obligated to make more than one registration pursuant to this paragraph.

     4. So long as you hold at least 1,000,000 shares of the 7% Preferred Stock and notwithstanding anything to the contrary in the Company's Articles of Incorporation, the Company will not, without your prior written consent, issue any shares of Preferred Stock ranking on a parity with the 7% Preferred Stock.

     5. On or about the settlement date, we will deliver to you an opinion of our United States counsel regarding the 7% Preferred Stock purchased by you, in form and substance satisfactory to you.

     If the foregoing is in accordance with your understanding, kindly confirm your acceptance and agreement by signing and returning one of the enclosed duplicates of this letter, which will thereupon constitute an agreement between you and us.

                                        Very truly,

                                        ARICO AMERICA REALESTATE
                                           INVESTMENT COMPANY

                                        By  /s/ KEVIN P. MAHONEY
                                           ----------------------------------

                                        By  /s/ SCOTT M. DALRYMPLE
                                           ----------------------------------

Enclosure: Articles


Accepted and Agreed to as of the
date of this letter

Deutsche Bank AG

By  /s/ HANS-PETER FERSLEV
   ----------------------------------

By  /s/ DR. DIRK KREKELER
   ----------------------------------